



Bobby Borisov · 3rd

Owner of BB Investment Holdings

Los Angeles Metropolitan Area · 500+ connections ·

Contact info

Life House Furnishin

 University of Cologn

Featured

At LifeHouse Now we are excited about offering Eco friendly multi-use home...



LifeHouse the Symbol of Heritage
Live, work, cook, play and entertain in a...



Rece
conc

Experience

Principal Owner

Life House Furnishings

Jun 2020 – Present · 3 mos

E Commerice

Bobby Borisov and Larry Lichterman announce the launch of a brand new eCommerce store, LifeHouse, for home furnishing and interior pieces. The launch of LifeHouse signals the inception of an elevated home furnishing experience for homeowners, renters, property developers, and enthusiasts.

Principal Owner

BB Encore

Jun 2019 – Present · 1 yr 3 mos

Founder

PERMANENT SUPPORTIVE HOUSING FOUNDATIONS

Mar 2015 – Present · 5 yrs 6 mos

Los Angeles, California, United States

Owner

BB INVESTMENT HOLDINGS

2007 – Present · 13 yrs



BBIH Investment Holdings Logo PPT 2 ...

Education



University of Cologne

Business Administration and Management, General

Media (1)



University of Cologne

Interests

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